UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Fusion Fuel Green plc

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G3R25D 118

(CUSIP Number)

March 20, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3R25D 118	13 G	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Leahy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 905,697 Class A Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 905,697 Class A Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,697 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. G3R25D 118	13 G	Page 3 of 4

ITEM 1(A).	NAME OF ISSUER

The name of the issuer is Fusion Fuel Green plc (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

ITEM 2(A).	NAME OF PERSONS FILING

Richard Leahy (the “Reporting Person”).

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the Reporting Person is 322 Pilots Point, Mount Pleasant, SC 29464.

ITEM 2(C)	CITIZENSHIP

The Reporting Person is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.0001 (the “Shares”).

ITEM 2(E)	CUSIP NUMBER

G3R25D 118

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)

The Reporting Person beneficially owns 905,697 Shares, consisting of (i) 15,500 Shares held directly, (ii) 115,687 Shares, issuable upon the exercise of warrants at an initial exercise price of $11.50 per share, held directly, (iii) 580,200 Shares underlying call options currently exercisable, (iv) 7,490 Shares held by the Reporting Person as custodian for minor children under the Uniform Gifts to Minors Act (v) 96,832 Shares, issuable upon the exercise of warrants at an initial exercise price of $11.50 per share, held by the Reporting Person as custodian for minor children under the Uniform Gifts to Minors Act, (vi) 12,967 Shares held by an investment retirement account (“IRA”) for the benefit of the Reporting Person, and (vii) 77,021 Shares issuable upon the exercise of warrants at an initial exercise price of $11.50 per share, held by an IRA for the benefit of the Reporting Person.

(b)	Percent of class beneficially owned by the Reporting Person: 5.1%

(c)

Number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the vote of: 905,697; (ii) the shared power to vote or to direct the vote of: 0; (iii) the sole power to dispose or to direct the disposal of: 905,697; and (iv) the shared power to dispose or to direct the disposal of: 0.

The percentage of beneficial ownership stated herein and on the Reporting Person’s cover page to this Schedule 13G are based on a total of 17,264,468 Shares outstanding as set forth in the Issuer’s Amendment No. 1 to Form F-3, dated March 22, 2024, filed with the Securities and Exchange Commission on March 22, 2024.

CUSIP NO. G3R25D 118	13 G	Page 4 of 4

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below, the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2024

/s/ Richard Leahy
Richard Leahy